

Mail Stop 3561

November 18, 2009

Rebecca C. Polak
Executive Vice President and General Counsel
KAR Auction Services, Inc.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

> **Re: KAR Auction Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 10, 2009**
> **File No. 333-161907**

Dear Ms. Polak:

    We have reviewed your response letter and amendment to your Form S-1 filed November 10, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. Please remove your identification of "Joint Bookrunners" on your cover page. This information is not required by Item 501 of Regulation S-K, is not material to an investment decision and is more appropriate under the heading "Underwriting."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Industry Outlook and Trends, page 42

2. Please incorporate your response to comment three of our November 5, 2009 letter into your discussion beginning on page 42 under the above heading. Please also provide independent supplemental materials, with appropriate

markings and page references in your response, supporting the statements that you make regarding the vehicle registration data from R.L. Polk & Co.

Principal Stockholders, page 146

3. Please complete the third and fourth columns of the beneficial ownership table on page 146.

Item 17. Undertakings, page II-12

4. We note your response to prior comment 13 of our letter. The undertakings required by Item 512(a)(6) of Regulation S-K apply to primary offerings of securities and are not limited to offerings made pursuant to Rule 415 under the Securities Act of 1933. By analogy, we refer you to Rule 430C(d) of Regulation S-K; Compliance and Disclosure Interpretation, Section 229. Rule 430C — Prospectus in a Registration Statement Pertaining to an Offering Other Than Pursuant to Rule 430A or Rule 430B After the Effective Date, Question 229.01, available on our website at www.sec.gov; and the discussion at Section IV.B of Securities Offering Reform, Release No. 33-8591 (July 19, 2005).

Exhibits

5. Please file your legal opinion and underwriting agreement in a timely manner so that we may review them before you request that your registration statement become effective.

                              *   *   *

        Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

                                             Sincerely,

                                             H. Christopher Owings
                                             Assistant Director

cc: Gregory A. Fernicola, Esq.
          Via Facsimile: (917) 777-2918